One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000 | Fax: 404-881-7777

Rosemarie A. Thurston	Direct Dial: 404-881-4417	Email: rosemarie.thurston@alston.com

December 18, 2020

VIA EDGAR

Mr. Ronald E. Alper

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street NE

Washington, DC 20549

Re:	Invesco Real Estate Income Trust Inc.

Draft Registration Statement on Form S-11

CIK No. 0001756761

Dear Mr. Alper:

We are counsel to Invesco Real Estate Income Trust Inc. (the “Company”) in connection with the Company’s Registration Statement on Form S-11 (the “Registration Statement”). On December 10, 2020, we spoke by telephone with the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) and requested confirmation from the Staff regarding the financial statements of acquired real estate operations to be included in the Registration Statement. The Staff requested that the Company provide this written analysis regarding the financial statements of acquired real estate operations that the Company proposes to include in the Registration Statement.

1.	Combined Regulation S-X Rule 3-14 Financial Statements with Respect to the MOB Portfolio

Summary of Facts

•

As disclosed in the Registration Statement, the Company (through its wholly-owned operating partnership) holds a 50% ownership interest in a joint venture with Invesco U.S. Income Fund, L.P., an affiliate of the company’s advisor (the “Invesco JV”). The Invesco JV in turn holds an 85% ownership interest in a joint venture (the “Holding Company”) with Welltower Inc., an unaffiliated third party (“Welltower”).

•

On September 29, 2020, Welltower contributed 13 medical office buildings to the Holding Company and the Invesco JV contributed cash into the Holding Company (referred to herein as “Tranche 1”). Before December 31, 2020, Welltower is expected to contribute five additional medical office buildings to the Holding Company and the Invesco JV will contribute additional cash into the Holding Company (referred to herein as “Tranche 2”). In January 2021, Welltower is expected to contribute the final two medical office buildings to the Holding Company and the Invesco JV will contribute additional cash into the Holding Company (referred to herein as

“Tranche 3,” and collectively with Tranche 1 and Tranche 2, as the “MOB Portfolio”). The Company’s investment in connection with Tranche 1 was $57 million, the Company’s investment in connection with Tranche 2 will be approximately $21 million and the Company’s investment in connection with Tranche 3 will be approximately $9 million, for an aggregate of approximately $87 million.

•	The Company is accounting for the investment in the MOB Portfolio as an equity method investment.

Proposed Financial Statements Regarding the MOB Portfolio

The Company proposes to include the following financial statements regarding the MOB Portfolio (collectively, the “Combined Financial Statements”) in the Registration Statement as of the date that the SEC accelerates the effectiveness of the Registration Statement (the “Effective Date”):

•	Audited financial statements with respect to Tranche 1, Tranche 2 and Tranche 3, on a combined basis, for the year ended December 31, 2019; and

•

Unaudited interim period financial statements with respect to Tranche 1, Tranche 2 and Tranche 3, on a combined basis, for the nine months ended September 30, 2020 (subject to appropriate disclosure in the notes to the combined financial statements reflecting the fact that the information provided with respect to Tranche 1 is for the period ended September 29, 2020, the closing date of Tranche 1, and therefore omits information with respect to September 30, 2020).

The Company believes that providing the Combined Financial Statements with respect to the MOB Portfolio in the Registration Statement is consistent with the requirements of Rule 3-14 of Regulation S-X of the Securities Act of 1933, as amended (“Regulation S-X”), and sufficient for investor protection for the following reasons:

•

Rule 3-14(a)(3) of Regulation S-X1 provides that acquisitions of “a group of related real estate operations” that are “probable or that have occurred subsequent to the latest fiscal year-end for which audited financial statements of the registrant have been filed” will be treated, for purposes of Rule 3-14, “as if they are a single acquisition.” Rule 3-14(a)(3) of Regulation S-X further provides that the required financial statements with respect to such a group of related real estate operations “may be presented on a combined basis for any periods they are under common control or management.”

•

The properties comprising the MOB Portfolio constitute (i) a group of “related real estate operations” for purposes of Rule 3-14(a)(3) of Regulation S-X because they are under the “common control or management” of Welltower (prior to their contribution to the Holding Company)[2], and (ii) acquisitions that “are probable or that have occurred” subsequent to the latest fiscal-year end for which the Company’s audited financial statements have been filed.[3]

[1]

As amended, effective as of January 1, 2021. The Company notes that early adoption of the amended Rule 3-14 is permitted per the terms of the SEC’s adopting release regarding the amendments to Rule 3-14.

[2]

Further, the properties comprising the MOB Portfolio are “related properties” as defined by Section 2310.1 of the SEC Financial Reporting Manual (the “FRM”) because they are being acquired from a common owner/seller (i.e., Welltower).

[3]	All of the closings, including the Tranche 3 closing in January 2021, will occur subsequent to December 31, 2019, the latest fiscal year-end for which audited financial statements have been filed.

•

The properties in the MOB Portfolio were under “common control and management” for the period ended September 30, 2020 (acknowledging that the properties comprising Tranche 1 were not under common control and management with those comprising Tranche 2 and Tranche 3 for the single day of September 30, 2020).

In addition to the foregoing, the Company does not believe that Rule 3-14(a)(3), which permits financial statements with respect to a group of related real estate operations to be presented on a combined basis, should be interpreted such that an immaterial period of time with respect to which the real estate operations were not under common control prevents a registrant from taking advantage of the rule.4 Further, the Company believes that presenting separate sets of financial statements with respect to Tranche 1, Tranche 2 and Tranche 3 will not provide a meaningful amount of additional useful information or protection to potential investors while entailing significant additional expense to the Company. In particular, the Company does not believe that it should be required to provide separate audited financial statements as of the year ended December 31, 2020 solely with respect to the two properties that comprise Tranche 3 in the event that the Effective Date is subsequent to February 15, 2021.5 Finally, the Company believes that the proposed Combined Financial Statements will result in an offering document that is easier for potential investors to understand and evaluate when making an informed investment decision.

2.	Reliance on Section 2335.1 of the FRM in Making Significance Calculations

The Registration Statement currently includes an audited balance sheet of the Company as of December 31, 2019, which reflects total assets of the Company of $200,000 (the “2019 Balance Sheet”). Rule 3-14(b) of Regulation S-X would, if applied, require the Company to measure the significance of each acquisition of a real estate operation that occurs prior to the Effective Date using a denominator equal to the Company’s total assets as set forth in (i) if the Effective Date is prior to February 15, 2021, the 2019 Balance Sheet, or (ii) if the Effective Date is on or subsequent to February 15, 2021, the Company’s audited balance sheet as of the year ended December 31, 2020 (the “2020 Balance Sheet”).6 Measuring significance based upon the

2019 Balance Sheet would result in all such acquisitions, even those of relatively modest size, being deemed significant for purposes of Rule 3-14 of Regulation S-X.

[4]

The Company believes that the single day of September 30, 2020 is an immaterial period of time for the purposes of this analysis. September 30, 2020 represents approximately 0.4% of the days in the nine-month period ended September 30, 2020.

[5]

The two properties that comprise Tranche 3 represent 10% of the MOB Portfolio, based upon both the number of properties in Tranche 3 and the Company’s investment with respect to Tranche 3. In addition, because the properties that comprise the MOB Portfolio are subject to long-term leases, the Company believes that the audited financial statements as of December 31, 2019 and the interim period financial statements for the nine months ended September 30, 2020 included in the Combined Financial Statements will provide a sufficient representation of the operating results of the properties for potential investors to evaluate.

[6]

For purposes of Rule 3-14, significance of an acquired real estate operation is based upon the “investment test condition” set forth in Rule 1-02(w)(1)(i). The investment test condition is based upon the registrant’s and its other subsidiaries’ investments in the acquired real estate operation as compared to the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year. [Emphasis Added]

In lieu of a literal application of the significance tests called for by Rule 3-14 of Regulation S-X, the Company proposes to rely instead upon an alternate means of calculating significance based upon Section 2335.1 (Test of Significance in an IPO) of the FRM, which provides:

“A newly-formed REIT having no significant operations may acquire operating properties immediately prior to filing an IPO, or may identify properties to be acquired upon closing the IPO. In addition, the REIT may identify properties that it will probably acquire soon after the IPO. The staff recognizes in these circumstances that the literal application of S-X 3-14 could result in the registrant providing financial statements of properties that are clearly insignificant to investors. In identifying the financial statements required to be included in the initial registration statement, the staff has allowed registrants to compute significance using a denominator equal to the total cost of the properties acquired immediately prior to filing an initial registration statement, properties to be acquired upon closing the IPO, and properties identified as probable future acquisitions.” [Emphasis Added]

The Company believes that it is appropriate for the Company to calculate the significance of real estate operations acquired prior to the effective date of the Registration Statement in accordance with Section 2335.1 of the FRM for the following reasons:

•	The Company intends to qualify as a REIT for federal income tax purposes and has only recently acquired assets and commenced operations.

•	The Company will complete the acquisition of a number of properties (in addition to the MOB Portfolio, as discussed above) between the date hereof and the Effective Date.

•

The literal application of the requirements of Rule 3-14 of Regulation S-X will result in the inclusion in the Registration Statement of financial statements with respect to real estate operations that, in light of the Company’s total assets as of the Effective Date and in the months thereafter, will not be material to potential investors. The Company believes that the exclusion of financial statements with respect to such acquisitions would not materially decrease investor protections and will result in an offering document that is easier for potential investors to understand and evaluate when making an informed investment decision.

•	It is the Company’s understanding that the Registration Statement is the “initial registration statement” within the meaning of Section 2335.1 of the FRM.

The Company further proposes that the method of calculating significance set forth above would be used for purposes of the application of Regulation S-X Rule 3-14(b)(3) with respect to acquisitions of real estate operations prior to the Effective Date that otherwise satisfy the condition set forth in Rule 3-14(b)(3).

To facilitate the SEC’s evaluation of the Company’s proposal, set forth below is an illustrative fact pattern:

•

As of the Effective Date, the Company has completed (i) the acquisition of a real estate operation for an aggregate investment of $40 million (“Acquisition X”); (ii) the acquisition of a real estate operation for an aggregate investment of $20 million (“Acquisition Y”); (iii) the acquisition of a real estate operation for an aggregate investment of $15 million (“Acquisition Z”); and (iv) the acquisition of the MOB Portfolio (Tranche 1, Tranche 2 and Tranche 3) for an aggregate investment of $87 million, for an aggregate investment of $162 million.[7]

[7]

All amounts calculated using the “investment test” pursuant to Regulation S-X Rule 1-02(w)(1)(i) and Regulation S-X Rule 3-14, inclusive of debt assumed in connection with the acquisition. Acquisition X, Y and Z are not related real estate operations or contingent upon each other.

•

In calculating the significance of the foregoing acquisitions, the Company would use a denominator of $162 million (equal to the Company’s aggregate investments in Acquisition X, Acquisition Y, Acquisition Z and the MOB Portfolio). Based upon such a denominator, Acquisition X would be deemed significant ($40 million divided by $162 million, or approximately 25%), Acquisition Y would not be deemed significant ($20 million divided by $162 million, or approximately 12%), Acquisition Z would not be deemed significant ($15 million divided by $162 million, or approximately 9%), and the MOB Portfolio would be deemed significant ($87 million divided by $162 million, or approximately 54%).[8]

In the event that the Staff concludes that the Company is not permitted to rely upon Section 2335.1 of the FRM as set forth above, the Company proposes that it be permitted to rely upon Rule 11-01(b)(4) of Regulation S-X as discussed below.

3.	Reliance on Blind-Pool Offering Rules in Making Significance Calculations

Rule 11-01(b)(4) of Regulation S-X9 provides that when a registrant “conducts a continuous offering over an extended period of time and applies the Item 20.D. Undertakings of Industry Guide 5,” the registrant must, during the “distribution period,”10 measure the significance of acquisitions using a denominator that is equal to the registrant’s total assets as of the date of acquisition (excluding the acquired asset) plus the proceeds (net of commissions) in good faith expected to be raised by the registrant in its registered offering over the next 12 months (referred to herein as the “Blind-Pool Calculation Method”).

The Company acknowledges that, prior to the Effective Date, the Company will not be (i) “conducting a continuous 1933 Act registered offering” within the meaning of Section 2325.1 of the FRM or (ii) subject to the undertakings set forth in Item 20.D Undertakings of Industry Guide 5. However, the Company believes that it should be able to utilize the Blind-Pool Calculation Method with respect to acquisitions of real estate operations prior to the Effective Date.

The Company believes that the rationale underlying the Blind Pool Calculation Method is that it is inappropriate to require a registrant that is continuously raising additional capital and acquiring additional assets to calculate the significance of an acquisition by reference to the registrant’s most recent year-end balance sheet because the registrant’s assets and liabilities may have changed significantly from the date of the year-end balance sheet to the date of the acquisition, and therefore the balance sheet may not form an accurate basis upon which to determine whether the acquisition is material to the registrant’s investors. Further, the Blind Pool Calculation Method acknowledges that it is reasonable to allow such a registrant to

[8]	Based upon the 20% significance threshold established by Regulation S-X Rule3-14.
[9]	As amended, effective as of January 1, 2020. See also Section 2325.3 of the FRM (“Blind Pool” Offerings – During the Distribution Period – Significance).
[10]

Note to Section 2325.1 of the FRM defines distribution period as: “the period during which the registrant is conducting a continuous 1933 Act registered offering through a registration statement subject to Industry Guide 5.”

take into account its near-term capital raising estimate in calculating the significance of acquisitions. If not for the Blind Pool Calculation Method, a registrant conducting a continuous public offering might be required to provide financial statements with respect to an acquisition which, while material based upon the registrant’s total assets as of its last year-end balance sheet, are no longer material to investors as of the date of the acquisition, or that will relatively quickly be rendered immaterial due to the registrant’s continued capital raising efforts and expended assets.

The Company believes that the fundamental rationale for the Blind Pool Calculation Method is also applicable to the Company because the Company will have significantly greater total assets as of the Effective Date than as of each of December 31, 2019 and December 31, 2020.11

Thank you for your attention to these matters. Please contact me if you should need additional information or should have questions.

Sincerely,

/s/ Rosemarie A. Thurston

Rosemarie A. Thurston

cc:	Jennifer E. Monick

Jorge Bonilla

Christopher Fischer

[11]

The Company anticipates that its total assets as of December 31, 2020 will be approximately $162 million, as compared to the Company’s total assets of $200,000 as of December 31, 2019. As disclosed in the Registration Statement, MassMutual Life Insurance Company (“MassMutual”) has committed to purchase up to $200 million in shares of the Company’s common stock as and when called by the Company prior to the Effective Date. As of the date hereof, MassMutual has purchased approximately $44.8 million in shares of the Company’s common stock. The Company will use substantially all of the proceeds from the sale of shares to MassMutual to fund property acquisitions, and expects to continue to draw down on MassMutual’s commitment to purchase shares during the period between December 31, 2020 and the Effective Date.